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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2002

                        Commission File Number 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                      5 Yishun Street 23, Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F  X   Form 40-F
              -----          -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      No  X
        -----   -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                     ST Assembly Test Services Ltd



                                     By: /s/ Tan Lay Koon
                                        ----------------------------------------
                                     Name : Tan Lay Koon
                                     Title: President & Chief Executive Officer
                                     Date : September 17, 2002
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FOR IMMEDIATE RELEASE

CORPORATE RELEASE
-----------------

               STATS REAFFIRMS GUIDANCE IN MEETING WITH ANALYSTS

SINGAPORE AND MILPITAS, CALIFORNIA, SEPTEMBER 17, 2002 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, announced that President and Chief Executive Officer, Mr Tan Lay Koon will meet with analysts today to update them on business conditions and the Company's outlook. At the meeting, the Company will state that:

1. as it had previously guided and based on its' current outlook, it continues to expect sequential revenue growth of 5% to 10% in the third quarter compared to the second quarter;

2. the Company has no need nor any plans for additional financing this year. As previously reported, the Company raised $200 million through a convertible bond offering in March this year and had about $258 million of cash and cash equivalent and marketable securities as of June 30, 2002.


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.
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Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SINGAPORE CONTACTS:

Elaine Ang                                              Khor Hwee Eng
Manager, Investor Relations/Corporate Communications    Senior Marcom Executive
Tel: (65) 6824 1738, Fax: (65) 6822 8887                Tel: (65) 6824 1291, Fax: (65) 6822 7831
email: angelaine@stats.st.com.sg                        email: khorhweeeng@stats.st.com.sg


US CONTACTS:

Drew Davies                                             Lisa Lavin
Director, Investor Relations                            Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652                Tel: (208) 672 6112, Fax: (208) 672 6132
Email: daviesd@statsus.com                              email: lavinl@statsus.com
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